Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrative Committee

DaVita Inc. Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158220) on Form S-8 of DaVita Inc. of our report dated June 11, 2010, with respect to the statements of net assets available for benefits of the DaVita Inc. Retirement Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the DaVita Inc. Retirement Savings Plan.

/s/ KPMG LLP

Seattle, Washington

June 11, 2010